UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K
_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): January 26, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

As previously disclosed in the Proxy Statement filed by Ashland Inc. ("Ashland") with the Securities and Exchange Commission on December 5, 2011 (the "Proxy Statement"), Theodore M. Solso, a Class III director, retired from Ashland's Board of Directors effective as of Ashland's Annual Meeting of Shareholders on January 26, 2012 (the "Annual Meeting").

Item 5.07. **Submission of Matters to a Vote of Security Holders.**

Ashland held its Annual Meeting on January 26, 2012. A total of 70,773,544 shares of Common Stock, representing 90.60% of the shares outstanding and eligible to vote and constituting a quorum, were represented in person or by valid proxies at the Annual Meeting. The final results for each of the matters submitted to a vote of shareholders at the Annual Meeting are as follows:

Proposal 1: All of the Class II nominees for director were elected to serve a three-year term until the 2015 Annual Meeting, or until their respective successors are elected and qualified, by the votes set forth in the table below:

Nominee	For	Against	Abstain	Broker Non-Votes
Roger W. Hale	63,135,929	841,030	178,485	6,618,100
Vada O. Manager	63,469,431	506,864	182,339	6,614,910
George A. Schaefer, Jr.	63,472,174	504,654	180,794	6,615,922
John F. Turner	63,173,886	789,495	195,255	6,614,908

Proposal 2: The appointment of PricewaterhouseCoopers LLP as Ashland's independent registered public accountants for fiscal 2012 was ratified by the shareholders by the votes set forth in the table below:

For	Against	Abstain	Broker Non-Votes
70,332,378	328,945	112,221	0

Proposal 3: The non-binding advisory resolution approving the compensation paid to Ashland's named executive officers, as disclosed in Ashland's Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion was approved by the shareholders by the votes set forth in the table below:

For	Against	Abstain	Broker Non-Votes
61,751,844	1,524,393	882,392	6,614,915

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.
(Registrant)

January 31, 2012   /s/ Lamar M. Chambers
                                    Lamar M. Chambers
                                    Senior Vice President and Chief Financial Officer